April 27, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Larry Spirgel, Assistant Director, Mail Stop 3720

Ms. Kathleen Krebs, Special Counsel

Ms. Jessica Plowgian, Attorney-Advisor

RE:	Infinera Corporation

Preliminary Proxy Statement on Schedule 14A

Filed April 10, 2009

File No. 001-33486

Ladies and Gentlemen:

Infinera Corporation (the “Company” or “we”) is submitting this letter in response to the staff (the “Staff”) of the Securities and Exchange Commission’s (the “Commission”) comment letter dated April 27, 2009 (the “Comment Letter”) relating to the Company’s supplemental response letter submitted on April 27, 2009 regarding the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 001-33486) (the “Preliminary Proxy”). For your convenience, we have recited the Staff’s comments in bold type and have followed each comment with our response.

Securities and Exchange Commission

Re: Infinera Corporation

April 27, 2009

Compensation Discussion & Analysis, page 31

Incentive Bonus, page 36

1.	We have considered your response to comment two from our letter dated April 24, 2009 as well as your proposed disclosure. Please further clarify your proposed disclosure as follows:

•

We note your statement that on April 30, 2008 the compensation committee replaced “invoiced shipment” results as a performance metric with “adjusted GAAP” results. Please revise your disclosure to clarify the difference between invoiced shipment and adjusted GAAP results. We note that both measurements appear to reflect GAAP results adjusted for changes in your deferred revenue and deferred cost of inventory balances from the prior period.

RESPONSE: In response to the Staff’s comment, we have revised our disclosure on pages 37 and 38 of the proxy statement to clarify the difference between invoiced shipment and adjusted GAAP results.

•

Please revise your disclosure to clarify which targets in your 2008 Bonus Plan were set in the first quarter of 2008 using the invoiced shipment operating measures and which targets were set in the second quarter of 2008 (or later), using the adjusted GAAP operating measures.

RESPONSE: In response to the Staff’s comment, we have revised our disclosure to clarify that all targets under the 2008 Bonus Plan were set in the first quarter of 2008 and were not subsequently adjusted in the second quarter of 2008, other than the measurement change from invoiced shipments to adjusted GAAP operating measures.

•

We note that the first reference to VSOE in your proposed disclosure on page seven of your supplemental response does not include the definition of such term. Please revise your disclosure to include the appropriate definition of VSOE the first time you use such term in your proxy statement.

RESPONSE: In response to the Staff’s comment, we have revised the disclosure to include the definition of VSOE on page 38, the first time the term is used in the proxy statement.

Securities and Exchange Commission

Re: Infinera Corporation

April 27, 2009

•	Please revise your disclosure to indicate the percentage of his target bonus that Mr. Chandler achieved in 2008.

RESPONSE: In response to the Staff’s comment, we have added disclosure to note that Mr. Chandler’s bonus was 86% of his target bonus.

*        *        *

Securities and Exchange Commission

Re: Infinera Corporation

April 27, 2009

The Company advises the Staff that it is aware of and acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please contact me at (408) 572-5426. The Company respectfully requests that the Staff confirm that it has no additional requests or comments on the Company’s 2009 proxy statement when the Staff’s review is complete.

Very truly yours,

INFINERA CORPORATION

/s/ Michael O. McCarthy III

Michael O. McCarthy III

cc:	Jagdeep Singh, President and Chief Executive Officer

Reed E. Hundt, Chairman of the Compensation Committee

Duston M. Williams, Chief Financial Officer

Richard A. Kline, Wilson Sonsini Goodrich & Rosati, PC